Exhibit 1.1

30 January 2003

MEDIA RELEASE

TELECOM AND BCL BROADBAND
AGREEMENT UNCONDITIONAL

Telecom’s agreement with Broadcast Communications Limited (BCL) has today gone unconditional following BCL confirmation of its supply arrangements. The agreement enables Telecom to provide a range of wireless broadband services to rural and provincial customers who are currently beyond the reach of Telecom’s ADSL JetStream service.

On 17 January this year Telecom signed an agreement with BCL which was conditional on BCL confirming arrangements with its technology supplier.

Further information please contact:

Andrew Bristol
Telecom Media Relations
Phone 04 498 5594